UNITED STATES

Ark Development, Inc.

4225 New Forrest Drive

Plano, Texas  75093

May 5, 2008

VIA FACSIMILE AND EDGAR

Laura Nicholson, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Ark Development, Inc.

Registration Statement on Form S-1

File No. 333-148574

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Ark Development, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 11:00 a.m., Eastern Time, on Wednesday, May 7, 2008, or as soon thereafter as possible.

We hereby acknowledge the following:

•

that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ARK DEVELOPMENT, INC.

By: /s/ Noah Clark

Name: Noah Clark

Title:  President